January 6, 2016

Robert F. Telewicz, Accounting Branch Chief,

            Office of Real Estate and Commodities

Jeffrey Lewis, Staff Accountant

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	KBS Real Estate Investment Trust III, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 9, 2015
File No. 000-54687

Dear Mr. Telewicz and Mr. Lewis:

We are writing in response to the comment letter from Robert Telewicz, Accounting Branch Chief, Office of Real Estate and Commodities, dated December 21, 2015, regarding KBS Real Estate Investment Trust III, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”).

For your convenience, we have reproduced below the comment and included the Company’s response to that comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Item 5 – Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information, pages 52 – 54

We note that your third party valuation expert concluded that the range in estimated net asset value per share was between $8.46 and $10.27. We further note that you chose an “approximate mid-range value” of $9.42. However, an exact mid-range value appears to be $9.37. Please tell us and revise disclosures in future periodic filings to discuss the facts and circumstances considered and relied upon in choosing the approximate midrange value of $9.42 instead of an exact mid-range value of $9.37 or any other value within the range. To the extent multiple factors were considered, your response should discuss the weight placed on each factor and the reason any particular factor was favored over another.

Response: The estimated net asset value per share the Company disclosed in the Form 10-K was calculated based on the actual final appraised values of each of the Company’s real estate properties performed by CBRE, Inc., an independent third-party appraisal firm (“CBRE Inc.”). As disclosed in the Form 10-K, CBRE Inc. appraised each of the Company’s real estate properties held as of September 30, 2014 using various methodologies, including the direct capitalization approach, discounted cash flow analyses and sales comparison approach and relied primarily on 10-year discounted cash flow analyses for the final appraised value of each of the Company’s real estate properties. The Company’s estimated net asset value per share was then determined by adding the final appraised values of the Company’s real estate properties to the value of the Company’s cash, real estate loan receivable, other assets and then subtracting the Company’s mortgage debt and other liabilities, and then further adjusted for actual or estimated acquisition fees and closing costs related to six properties that were either acquired subsequent to September 30, 2014 or were under contract to purchase and were reasonably probable to close, but had not yet closed as of December 9, 2014, which were included as a reduction to the net asset value. This net asset value was divided by the number of the Company’s shares of common stock outstanding as of September 30, 2014.

The Company engaged an affiliate of CBRE Inc., CBRE Capital Advisors, Inc., an independent investment banking firm (“CBRE Cap”), to provide a calculation of the range in estimated net asset value per share of the Company’s common stock as of September 30, 2014. CBRE Cap based its calculation of the range of estimated net asset value per share on a sensitivity analysis on the appraised values of the Company’s real estate properties performed by CBRE Inc. In order to complete this sensitivity analysis and calculate the range of net asset value per share, CBRE Cap applied the direct capitalization valuation method to the real estate property values by using the stabilized net operating income calculated by CBRE Inc. in its appraisals for each of the Company’s real estate properties and adjusting the capitalization rates used by CBRE Inc. in its appraisals up by 5% and down by 5%. With the direct capitalization method, the appraiser divides the stabilized net operating income by the appropriate capitalization rate; however, with the discounted cash flow valuation method, the appraiser does not assume a stabilized net operating income and instead makes estimates of net operating income over time. The difference in these two different methodologies (primarily discounted cash flow vs. direct capitalization approach) was the primary contributor to the estimated net asset value per share (which was based on property by property appraisals) not being the exact mid-range value.

Additionally, the impact of this difference on the net asset value per share was partially offset by the mathematical impact of increasing and decreasing the capitalization rates by 5%, as the decrease in value resulting from an increase in capitalization rates is less significant than the increase in value resulting from a commensurate decrease in capitalization rates for the properties due to the greater impact of the change in the capitalization rate (denominator) to the upside value. The outside limits of the range necessarily vary, which can also be seen in the other sensitivity disclosures related to real estate that the Company disclosed in conjunction with the estimated net asset value per share and which do not have the same upside and downside impact to the estimated net asset value per share. The Company based its estimated net asset value per share on the actual final appraised real estate property values provided by CBRE Inc., which used a discounted cash flow analysis and is an approximate mid-range value, as disclosed in the Form 10-K.

As the estimated net asset value per share and the range disclosed in the Form 10-K are based on appraisals of the Company’s real estate properties and calculations based on those appraisals, respectively, the Company believes that the estimated net asset value per share and the disclosed range is fair and accurate. The Company provides significant disclosure in the Form 10-K regarding how its estimated net asset value per share was determined and the methodologies and assumptions used. The Company also provides a sensitivity analysis with respect the values of its real estate properties, real estate loan receivable and mortgage debt. Given how close the estimated net asset value per share is to the exact mid-range value, a $0.05 difference, and the estimated net asset value per share is based on the actual final appraised values of the properties, the Company respectfully submits that including the above disclosure explaining why future estimated values per share which are not exact mid-range values when the variance is due to the factors described above may add a layer of technical disclosure that would not provide any additional value for investors. Additional disclosure regarding the mathematical calculation of the range may detract from the more significant disclosure relating to the determination of the estimated value per share itself.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

If you need any additional information, or if we can be of any further assistance, please call me at (949) 797-0327.

Sincerely,

/s/ Jeffrey K. Waldvogel

Jeffrey K. Waldvogel

Chief Financial Officer

cc:	Carrie Hartley, Esq.
DLA Piper LLP (US)